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Parker Johnson
Co-Founder at OneDome Global

Greater Denver Area

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 OneDome Global

University of North Carolina
at Chapel Hill

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7 connections

Experience

Co-Founder & Board Director
OneDome Global
Dec 2015 – Present · 3 yrs 1 mo

Producer / Recording Artist
The Evolution Project
May 2009 – Present · 9 yrs 8 mos
Boulder, CO

Board of Directors Treasurer
MOA (Museum of Outdoor Arts)
Sep 2003 – Present · 15 yrs 4 mos
Greater Denver Area

Founder
Foxfire Studios, LLC
Jan 2001 – Dec 2005 · 5 yrs
Boulder, CO

Acquisitions
Metronexus, a MSREF portfolio company
Jan 2000 – Jul 2000 · 7 mos
United States

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Education

University of North Carolina at Chapel Hill
Bachelor of Arts - BA, Multi/Interdisciplinary Studies
1987 – 1991